Exhibit 99.2

INTERIM CONDENSED

CONSOLIDATED FINANCIAL STATEMENTS

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (unaudited)

($ Canadian thousands)	September 30, 2023	December 31, 2022[1]
Assets

Current assets

Cash and cash equivalents	$163,429	$253,776

Short-term investments	10,652	-

Accounts receivable	489,141	455,841

Contract assets	192,896	186,259

Inventories (Note 3)	417,079	369,298

Work-in-progress related to finance leases (Note 3)	-	41,986

Current portion of finance leases receivable (Note 6)	96,036	60,020

Income taxes receivable (Note 12)	6,290	10,397

Derivative financial instruments (Note 16)	123	901

Prepayments	61,820	71,398
Total current assets	1,437,466	1,449,876

Property, plant and equipment (Note 4)	147,062	152,505

Energy infrastructure assets (Note 4)	1,207,854	1,237,550

Contract assets	254,997	223,179

Lease right-of-use assets (Note 5)	92,852	78,372

Finance leases receivable (Note 6)	224,819	234,484

Deferred tax assets (Note 12)	28,282	21,857

Intangible assets (Note 7)	82,897	102,773

Goodwill (Note 8)	667,200	674,396

Other assets (Note 9)	57,410	83,076
Total assets	$4,200,839	$4,258,068

Liabilities and Shareholders’ Equity

Current liabilities

Accounts payable and accrued liabilities	$601,633	$628,086

Provisions	23,846	18,826

Income taxes payable (Note 12)	89,790	74,086

Deferred revenues	301,845	366,085

Current portion of long-term debt (Note 10)	54,080	27,088

Current portion of lease liabilities (Note 11)	24,701	20,125

Derivative financial instruments (Note 16)	37	977
Total current liabilities	1,095,932	1,135,273

Deferred revenues	30,728	33,435

Long-term debt (Note 10)	1,349,346	1,363,237

Lease liabilities (Note 11)	84,754	72,908

Deferred tax liabilities (Note 12)	73,859	88,550

Other liabilities	19,245	21,757
Total liabilities	$2,653,864	$2,715,160

Shareholders’ equity

Share capital	$591,377	$589,827

Contributed surplus	660,003	660,072

Retained earnings	171,329	164,200

Accumulated other comprehensive income	124,266	128,809
Total shareholders’ equity	1,546,975	1,542,908
Total liabilities and shareholders’ equity	$4,200,839	$4,258,068

1 Certain balances as at December 31, 2022 have been re-presented as a result of measurement period adjustments for the acquisition of Exterran as required by IFRS 3 “Business Combinations”, refer to Note 2 “Acquisition” for more information.

See accompanying notes to the unaudited interim condensed consolidated financial statements, including Note 18 “Guarantees, Commitments, and Contingencies”.

Interim Condensed Consolidated Financial Statements	F-1

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS (LOSS) (unaudited)

	Three months ended September 30,		Nine months ended September 30,

($ Canadian thousands, except per share amounts)	2023	2022[1]	2023	2022[1]

Revenue (Note 13)	$778,173	$392,813	$2,379,887	$1,087,959

Cost of goods sold	631,935	314,143	1,925,823	892,057

Gross margin	146,238	78,670	454,064	195,902

Selling and administrative expenses	114,850	55,102	330,256	145,252

Operating income	31,388	23,568	123,808	50,650

Gain on disposal of property, plant and equipment	44	9	17	88

Equity earnings from associates and joint ventures	1,203	353	1,998	1,199

Impairment of goodwill (Note 8)	-	(48,000)	-	(48,000)

Earnings before finance costs and income taxes	32,635	(24,070)	125,823	3,937

Net finance costs (Note 15)	32,188	4,522	92,699	12,853

Earnings before income taxes	447	(28,592)	33,124	(8,916)

Income taxes (Note 12)	(5,267)	4,216	16,709	10,909

Net Income (loss)	$5,714	$(32,808)	$16,415	$(19,825)

Income (loss) per share – basic	$0.05	$(0.37)	$0.13	$(0.22)

Income (loss) per share – diluted	$0.05	$(0.37)	$0.13	$(0.22)

Weighted average number of shares – basic	123,888,473	89,680,965	123,799,145	89,680,584

Weighted average number of shares – diluted	124,106,107	89,680,965	124,014,367	89,680,584

1 Comparative figures through the Financial Statements represent Enerflex’s results prior to the closing of the acquisition of Exterran Corporation on October 13, 2022, and therefore do not reflect pre-acquisition historical data from Exterran.

See accompanying notes to the unaudited interim condensed consolidated financial statements.

F-2

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS) (unaudited)

	Three months ended September 30,		Nine months ended September 30,

($ Canadian thousands)	2023	2022	2023	2022

Net income (loss)	$5,714	$(32,808)	$16,415	$(19,825)

Other comprehensive income (loss):

Other comprehensive income (loss) that may be reclassified to profit or loss in subsequent periods:

Change in fair value of derivatives designated as cash flow hedges, net of income tax recovery	318	518	(43)	578

(Gain) loss on derivatives designated as cash flow hedges transferred to net earnings in the current year, net of income tax expense	41	5	24	(34)

Unrealized gain (loss) on translation of foreign denominated debt (Note 16)	(17,811)	(3,531)	1,226	(4,425)

Unrealized gain (loss) on translation of financial statements of foreign operations	38,092	78,639	(5,750)	95,218

Other comprehensive income (loss)	$20,640	$75,631	$(4,543)	$91,337

Total comprehensive income (loss)	$26,354	$42,823	$11,872	$71,512

See accompanying notes to the unaudited interim condensed consolidated financial statements.

Interim Condensed Consolidated Financial Statements	F-3

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

	Three months ended September 30,		Nine months ended September 30,

($ Canadian thousands)	2023	2022	2023	2022
Operating Activities

Net income (loss)	$5,714	$(32,808)	$16,415	$(19,825)

Adjustments for:

Depreciation and amortization (Note 4)	71,125	21,695	197,178	65,643

Equity earnings from associates and joint ventures	(1,203)	(353)	(1,998)	(1,199)

Deferred income taxes (Note 12)	(18,528)	(3,275)	(26,447)	(4,937)

Share-based compensation expense (recovery) (Note 14)	(799)	3,097	8,736	4,479

(Gain) loss on sale of property, plant and equipment	(44)	(9)	(17)	(88)

Impairment of energy infrastructure assets (Note 4)	-	-	693	349

Impairment of goodwill (Note 8)	-	48,000	-	48,000
	56,265	36,347	194,560	92,422
Net change in working capital and other (Note 17)	14,602	1,366	(130,228)	(56,324)

Cash provided by operating activities	$70,867	$37,713	$64,332	$36,098

Investing Activities

Additions to:

Property, plant and equipment (Note 4)	$(4,523)	$(1,920)	$(14,451)	$(4,911)

Energy infrastructure assets (Note 4)	(20,944)	(26,612)	(104,855)	(41,307)

Intangibles assets (Note 7)	(227)	-	(5,802)	-

Proceeds on disposal of:

Property, plant and equipment	732	18	745	105

Energy infrastructure assets	4,766	10,601	24,862	13,294

Purchase of short-term investments	(7,780)	-	(7,780)	-

Investment in associates and joint ventures	-	(5,483)	-	(5,950)

Dividends received from associates and joint ventures	-	3,094	-	3,094

Net change in working capital associated with investing activities	(2,425)	26,094	(13,857)	24,739

Cash provided by (used in) investing activities	$(30,401)	$5,792	$(121,138)	$(10,936)

Financing Activities

Net proceeds from (repayment of) the Revolving Credit Facility (Note 10)	$(27,698)	$-	$15,313	$-

Repayment of the Term Loan (Note 10)	(13,520)	-	(13,520)	-

Net proceeds from the Bank Facility (Note 10)	-	12,201	-	32,879

Net repayment of the Asset-Based Facility (Note 10)	-	(6,178)	-	(17,039)

Lease liability principal repayment (Note 11)	(6,145)	(3,626)	(16,487)	(10,957)

Dividends	(3,095)	(2,242)	(9,281)	(6,726)

Stock option exercises (Note 14)	749	-	1,121	12

Deferred transaction costs	(779)	(453)	(3,422)	(7,045)

Cash used in financing activities	$(50,488)	$(298)	$(26,276)	$(8,876)
Effect of exchange rate changes on cash and cash equivalents denominated in foreign currencies	$(728)	$8,502	$(7,265)	$9,743

Increase (decrease) in cash and cash equivalents	(10,750)	51,709	(90,347)	26,029

Cash and cash equivalents, beginning of period	174,179	147,078	253,776	172,758

Cash and cash equivalents, end of period	$163,429	$198,787	$163,429	$198,787

See accompanying notes to the unaudited interim condensed consolidated financial statements.

F-4

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(unaudited)

($ Canadian thousands)	Share capital	Contributed surplus	Retained earnings	Foreign currency translation adjustments	Hedging reserve	Accumulated other comprehensive income	Total

At January 1, 2022	$375,524	$658,615	$274,962	$44,544	$109	$44,653	$1,353,754

Net loss	-	-	(19,825)	-	-	-	(19,825)

Other comprehensive income	-	-	-	90,793	544	91,337	91,337

Effect of stock option plans	16	1,289	-	-	-	-	1,305

Dividends	-	-	(6,727)	-	-	-	(6,727)

At September 30, 2022	$375,540	$659,904	$248,410	$135,337	$653	$135,990	$1,419,844

At January 1, 2023	$589,827	$660,072	$164,200	$128,729	$80	$128,809	$1,542,908

Net income	-	-	16,415	-	-	-	16,415

Other comprehensive loss	-	-	-	(4,524)	(19)	(4,543)	(4,543)

Effect of stock option plans	1,550	(69)	-	-	-	-	1,481

Dividends	-	-	(9,286)	-	-	-	(9,286)

At September 30, 2023	$591,377	$660,003	$171,329	$124,205	$61	$124,266	$1,546,975

See accompanying notes to the unaudited interim condensed consolidated financial statements.

Interim Condensed Consolidated Financial Statements	F-5

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

(All amounts in thousands of Canadian dollars, except per share amounts or as otherwise noted.)

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Statement of Compliance

These unaudited interim condensed consolidated financial statements (the “Financial Statements”) have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, and were approved and authorized for issue by the Board of Directors (the “Board”) on November 8, 2023.

(b)	Basis of Presentation and Measurement

The Financial Statements for the three and nine months ended September 30, 2023 and 2022 were prepared in accordance with IAS 34 “Interim Financial Reporting” and do not include all the disclosures included in the annual consolidated financial statements for the year ended December 31, 2022. Accordingly, these Financial Statements should be read in conjunction with the annual consolidated financial statements. Certain comparative figures have been reclassified to conform to the current period’s presentation.

The preparation of these Financial Statements requires management to make judgments, estimates and assumptions based on existing knowledge that affect the application of accounting policies and the reported amounts and disclosures. Actual results could differ from these estimates and assumptions. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

The Financial Statements are presented in Canadian dollars, which is Enerflex’s (the “Company”) presentation currency, rounded to the nearest thousand, except per share amounts or as otherwise noted, and are prepared on a going concern basis under the historical cost basis with certain financial assets and financial liabilities recorded at fair value. There have been no significant changes in accounting policies compared to those described in the annual consolidated financial statements for the year-ended December 31, 2022.

(c)	Current Accounting Policy Changes

i.	IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors (“IAS 8”)

Effective January 1, 2023, the definition of accounting estimates was amended under IAS 8. Under the amended definition, a change in an input or a change in a measurement technique are changes in accounting estimates if they do not result from the correction of prior period errors. The amendment further clarifies that accounting estimates are monetary amounts in the financial statements subject to measurement uncertainty.

ii.	IAS 12 Income Taxes (“IAS 12”)

In May 2021, the IASB issued amendments to IAS 12, which narrows the scope of the initial recognition exception under IAS 12, so that it no longer applies to transactions that give rise to equal taxable and deductible temporary differences. Under the amendments, the initial recognition exception does not apply to transactions that, on initial recognition, give rise to equal taxable and deductible temporary differences. It only applies if the recognition of a related asset and liability give rise to taxable and deductible temporary differences that are not equal.

These amendments are effective for annual periods beginning on or after January 1, 2023, and the Company adopted these amendments as of January 1, 2023. There were no adjustments that resulted from the adoption of these amendments on January 1, 2023.

F-6

NOTE 2. ACQUISITION

On October 13, 2022, the Company completed the acquisition (the “Transaction”) of Exterran Corporation (“Exterran”) for total consideration of $222.6 million. For more details see Note 7 “Acquisition” of the annual consolidated financial statements for the year ended December 31, 2022.

The preliminary purchase price allocation is based on Management’s best estimate of the fair value of the assets acquired and liabilities assumed as at October 13, 2022. As of the Transaction date, the Company was investigating options for the disposal of certain energy infrastructure assets. During the three months ended March 31, 2023, the Company sold these assets which resulted in the adjustment of fair value. The adjusted purchase price allocation resulted in decreases to energy infrastructure assets of $12.8 million and net working capital, $0.2 million, and increases to deferred tax assets, $3.5 million and goodwill, $9.5 million.

During the three months ended September 30, 2023, the Company finalized its assessment of deferred and current taxes, which led to further purchase price allocation adjustments resulting in decreases to deferred taxes of $6.8 million and current taxes of $9.5 million, and an increase to accrued liabilities of $1.8 million. The impact of these adjustments was a $14.5 million decrease to goodwill.

The total impact of these adjustments was a decrease of $5.0 million to goodwill, and resulted in total goodwill for the Transaction as at December 31, 2022 of $134.4 million (October 13, 2022 – $139.4 million). As at September 30, 2023, Management finalized the purchase price allocation.

During the three and nine months ended September 30, 2023, the Company incurred $6.2 million and $35.9 million (September 30, 2022 – $3.8 million and $14.1 million) of further restructuring, transaction, and integration costs directly related to the Transaction. These costs are included in cost of goods sold (“COGS”) and selling and administrative expenses (“SG&A”) in the interim condensed consolidated statements of earnings (loss).

NOTE 3. INVENTORIES

Inventories consisted of the following:

	September 30, 2023	December 31, 2022

Direct materials	$93,093	$107,575

Repair and distribution parts	149,122	136,876

Work-in-progress	147,788	98,297

Equipment	27,076	26,550

Total inventories	$417,079	$369,298

	September 30, 2023	December 31, 2022

Work-in-progress related to finance leases	$-	$41,986

The amount of inventory and overhead costs recognized as expense and included in COGS during the three and nine months ended September 30, 2023 was $631.9 million and $1,925.8 million (September 30, 2022 – $314.1 million and $892.1 million). COGS is made up of direct materials, direct labour, depreciation on manufacturing assets, post-manufacturing expenses, and overhead. COGS also includes inventory write-downs pertaining to obsolescence and aging, and recoveries of past write-downs upon disposition. The net change in inventory reserves charged to the interim condensed consolidated statements of earnings (loss) and included in COGS for the three and nine months ended September 30, 2023 was $0.1 million and $4.9 million (September 30, 2022 – $0.9 million and 1.8 million).

The costs related to the construction of energy infrastructure assets determined to be finance leases are accounted for as work-in-progress related to finance leases. Once a project is completed and enters service it is reclassified to COGS. During the three and nine months ended September 30, 2023 the Company invested nil and $4.7 million (September 30, 2022 – $19.1 million and $60.0 million) related to finance leases that commenced operations in the period. The Company does not have any finance lease projects in progress as at September 30, 2023.

Notes to the Interim Condensed Consolidated Financial Statements	F-7

NOTE 4. PROPERTY, PLANT AND EQUIPMENT AND ENERGY INFRASTRUCTURE ASSETS

	Land	Building	Equipment	Assets under construction	Total property, plant and equipment	Energy infrastructure assets[1]
Cost

December 31, 2022	$23,559	$151,400	$90,698	$4,585	$270,242	$1,529,166

Additions	-	799	2,256	11,396	14,451	104,855

Reclassification	120	2,170	10,859	(13,876)	(727)	-

Disposals	-	(852)	(3,180)	-	(4,032)	(29,790)

Currency translation effects	(15)	(327)	(2,146)	3,488	1,000	5,589

September 30, 2023	$23,664	$153,190	$98,487	$5,593	$280,934	$1,609,820

Accumulated depreciation

December 31, 2022	$-	$(58,666)	$(59,071)	$-	$(117,737)	$(291,616)

Depreciation charge	-	(8,111)	(13,232)	-	(21,343)	(125,503)

Impairment	-	-	-	-	-	(693)

Disposals	-	812	2,492	-	3,304	16,494

Currency translation effects	-	150	1,754	-	1,904	(648)

September 30, 2023	$-	$(65,815)	$(68,057)	$-	$(133,872)	$(401,966)
Net book value

December 31, 2022	$23,559	$92,734	$31,627	$4,585	$152,505	$1,237,550
September 30, 2023	$23,664	$87,375	$30,430	$5,593	$147,062	$1,207,854

1 Certain balances as at December 31, 2022 have been re-presented as a result of measurement period adjustments for the acquisition of Exterran as required by IFRS 3 “Business Combinations”, refer to Note 2 “Acquisition” for more information.

Depreciation of property, plant, and equipment (“PP&E”) and energy infrastructure assets included in net income (loss) for the three and nine months ended September 30, 2023, was $49.9 million and $146.9 million (September 30, 2022 – $17.1 million and $50.0 million), of which $43.9 million and $133.1 million was included in COGS (September 30, 2022 – $16.7 million and $48.7 million) and $6.0 million and $13.8 million was included in SG&A (September 30, 2022 – $0.4 million and $1.3 million).

F-8

NOTE 5. LEASE RIGHT-OF-USE ASSETS

	Land and buildings	Equipment	Total lease right-of-use assets
Cost

December 31, 2022	$94,107	$25,058	$119,165

Additions	16,863	16,374	33,237

Disposal	(8,612)	(3,440)	(12,052)

Currency translation effects	(298)	(380)	(678)

September 30, 2023	$102,060	$37,612	$139,672

Accumulated depreciation

December 31, 2022	$(27,157)	$(13,636)	$(40,793)

Depreciation charge	(12,520)	(5,305)	(17,825)

Disposal	6,903	3,696	10,599

Currency translation effects	101	1,098	1,199

September 30, 2023	$(32,673)	$(14,147)	$(46,820)
Net book value

December 31, 2022	$66,950	$11,422	$78,372

September 30, 2023	$69,387	$23,465	$92,852

Depreciation of lease right-of-use (“ROU”) assets included in net earnings (loss) for the three and nine months ended September 30, 2023 was $7.6 million and $17.8 million (September 30, 2022 – $3.5 million and $10.6 million), of which $6.0 million and $13.3 million was included in COGS (September 30, 2022 – $2.9 million and $8.9 million) and $1.6 million and $4.5 million was included in SG&A (September 30, 2022 – $0.6 million and $1.7 million).

Notes to the Interim Condensed Consolidated Financial Statements	F-9

NOTE 6. FINANCE LEASES RECEIVABLE

The Company has entered into finance lease arrangements for certain of its energy infrastructure assets, with initial terms ranging from eight to 10 years.

The value of the finance leases receivable are comprised of the following:

	Minimum lease payments and unguaranteed residual value		Present value of minimum lease payments and unguaranteed residual value

	September 30, 2023	December 31 2022	September 30, 2023	December 31, 2022

Less than one year	$101,985	$73,614	$96,036	$60,020

Between one and five years	188,962	196,314	138,596	149,052

Later than five years	143,538	144,482	86,223	85,432
	$434,485	$414,410	$320,855	$294,504

Less: Unearned finance income	(113,630)	(119,906)	-	-

	$320,855	$294,504	$320,855	$294,504

			September 30, 2023	December 31, 2022

Balance, January 1			$294,504	$103,358

Acquisition			-	110,097

Additions			64,112	86,602

Interest income			24,158	14,801

Billings and payments			(61,032)	(33,740)

Other			(2,254)	-

Currency translation effects			1,367	13,386

Closing balance			$320,855	$294,504

The Company recognized non-cash selling profit related to the commencement of finance leases of $17.8 million for the nine months ended September 30, 2023 (September 30, 2022 – $6.6 million). Additionally, the Company recognized $7.7 million and $24.2 million of interest income on finance leases receivable during the three and nine months ended September 30, 2023 (September 30, 2022 – $3.0 million and $8.8 million). The total cash received in respect of finance leases was $20.2 million and $61.0 million for the three and nine months ended September 30, 2023 (September 30, 2022 – $5.2 million and $16.7 million), as reflected in billings and payments.

The average interest rates implicit in the leases are fixed at the contract date for the entire lease term. At September 30, 2023, the average interest rate was 9.2 percent per annum (December 31, 2022 – 9.4 percent). The finance leases receivable at the end of reporting period are neither past due nor impaired.

Subsequent to September 30, 2023, the Company disposed of certain assets that were accounted for as finance leases, resulting in the derecognition of the associated finance lease receivable of $32.8 million. The total balance of the finance lease receivable has been classified as current.

F-10

NOTE 7. INTANGIBLE ASSETS

	Customer relationships and other	Software	Total intangible assets

Cost

December 31, 2022	$151,310	$74,303	$225,613

Additions	-	5,802	5,802

Reclassification	-	727	727

Disposal	-	(1,401)	(1,401)

Currency translation effects	(1,256)	(1,980)	(3,236)

September 30, 2023	$150,054	$77,451	$227,505

Accumulated amortization

December 31, 2022	$(73,427)	$(49,413)	$(122,840)

Amortization charge	(13,531)	(8,414)	(21,945)

Disposal	-	1,401	1,401

Currency translation effects	1,044	(2,268)	(1,224)

September 30, 2023	$(85,914)	$(58,694)	$(144,608)

Net book value

December 31, 2022	$77,883	$24,890	$102,773

September 30, 2023	$64,140	$18,757	$82,897

NOTE 8. GOODWILL AND IMPAIRMENT REVIEW OF GOODWILL

	September 30, 2023	December 31, 2022[1]

Balance, January 1	$674,396	$566,270
Acquisition (Note 2)	-	134,444
Impairment	-	(48,000)
Currency translation effects	(7,196)	21,682

Closing balance	$667,200	$674,396

1 Certain balances as at December 31, 2022 have been re-presented as a result of measurement period adjustments for the acquisition of Exterran as required by IFRS 3 “Business Combinations”, refer to Note 2 “Acquisition” for more information.

At September 30, 2023, Management determined that there were no indicators of impairment and that the previous assessment continued to best represent the recoverability of the Company’s goodwill.

As of the Transaction date, the Company was investigating options for the disposal of certain energy infrastructure assets. During the three months ended March 31, 2023, the Company sold these assets which resulted in the adjustment of fair value. During the three months ended September 30, 2023, the Company finalized its assessment of deferred taxes and income taxes payable which resulted in an adjustment of fair value. These adjustments are reflected in the December 31, 2022 comparative period which also resulted in a final adjustment to the purchase price allocation and goodwill. Refer to Note 2 “Acquisition” for more information.

Notes to the Interim Condensed Consolidated Financial Statements	F-11

NOTE 9. OTHER ASSETS

	September 30, 2023	December 31, 2022

Investment in associates and joint ventures	$37,155	$34,977

Prepaid deposits	18,319	13,972

Long-term receivables[1]	1,936	34,127

Total other assets	$57,410	$83,076

1 During the three months ended March 31, 2023 the Company received proceeds of $28.0 million from the settlement of preferred shares.

NOTE 10. LONG-TERM DEBT

The three-year secured term loan (“Term Loan”) and the three-year secured revolving credit facility (“Revolving Credit Facility”) have a maturity date of October 13, 2025 (the “Maturity Date”). In addition, the Revolving Credit Facility may be increased by US$150.0 million at the request of the Company, subject to the lenders’ consent. The Maturity Date of the Revolving Credit Facility may be extended annually on or before the anniversary date with the consent of the lenders. The senior secured notes (the “Notes”) consist of US$625.0 million principal amount, bears interest of 9.0 percent, and has a maturity of October 15, 2027.

The Company obtained a $94.6 million (US$70.0 million) unsecured credit facility (“LC Facility”) with one of the lenders in its Revolving Credit Facility. This LC Facility allows the Company to request the issuance of letters of guarantee, standby letters of credit, performance bonds, counter guarantees, import documentary credits, counter standby letters of credit or similar credits to finance the day-to-day operations of the Company. This LC Facility is supported by performance security guarantees provided by Export Development Canada. As at September 30, 2023, the Company has utilized $18.2 million (US$13.5 million) of the $94.6 million (US$70.0 million) limit.

The Company is required to maintain certain covenants on the Revolving Credit Facility, Term Loan and the Notes. As at September 30, 2023, the Company was in compliance with its covenants.

The composition of the borrowings on the Revolving Credit Facility, Term Loan, and the Notes were as follows:

	Maturity Date	September 30, 2023	December 31, 2022

Drawings on the Revolving Credit Facility (US$700,000)	October 13, 2025	$474,368	$459,202

Drawings on the Term Loan (US$140,000)	October 13, 2025	189,280	203,160

Notes (US$625,000)	October 15, 2027	845,000	846,500

Deferred transaction costs and Notes discount		(105,222)	(118,537)

		$1,403,426	$1,390,325

Current portion of long-term debt		$54,080	$27,088

Non-current portion of long-term debt		1,349,346	1,363,237

Long-term debt		$1,403,426	$1,390,325

The weighted average interest rate on the Revolving Credit Facility for nine months ended September 30, 2023 was 7.7 percent (December 31, 2022 – 7.0 percent), and the weighted average interest rate on the Term Loan for the nine months ended September 30, 2023 was 8.9 percent (December 31, 2022 – 7.8 percent). At September 30, 2023 without considering renewal at similar terms, the Canadian dollar equivalent principal payments due over the next five years are $1,508.6 million, and nil thereafter.

F-12

NOTE 11. LEASE LIABILITIES

	September 30, 2023	December 31, 2022

Balance, January 1	$93,033	$57,014

Acquisition	-	39,845

Additions	34,067	9,977

Lease interest	4,501	3,398

Payments made against lease liabilities	(20,989)	(19,156)

Currency translation effects and other	(1,157)	1,955

Closing balance	$109,455	$93,033

Current portion of lease liabilities	$24,701	$20,125

Non-current portion of lease liabilities	84,754	72,908

Lease liabilities	$109,455	$93,033

Future minimum lease payments under non-cancellable leases were as follows:

September 30, 2023

2023	$7,833

2024	27,889

2025	24,167

2026	17,932

2027	14,407

Thereafter	35,903

$128,131

Less:

Imputed interest	18,535

Short-term leases	134

Low-value leases	7

Lease liabilities	$109,455

Notes to the Interim Condensed Consolidated Financial Statements	F-13

NOTE 12. INCOME TAXES

(a)	Income Tax Recognized in Net Earnings

The components of income taxes were as follows:

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022

Current income taxes	$13,261	$7,491	$43,156	$15,846

Deferred income taxes	(18,528)	(3,275)	(26,447)	(4,937)

Income taxes	$(5,267)	$4,216	$16,709	$10,909

(b)	Reconciliation of Income Taxes

The provision for income taxes differs from that which would be expected by applying Canadian statutory rates. A reconciliation of the difference is as follows:

	Three months ended September 30,		Nine months ended September 30,

	2023	2022	2023	2022

Earnings before income taxes	$447	$(28,592)	$33,124	$(8,916)

Canadian statutory rate	23.4%	23.4%	23.4%	23.4%

Expected income tax provision	$104	$(6,690)	$7,751	$(2,086)

Add (deduct):

Change in unrecognized deferred tax asset	6,128	2,153	18,490	7,943

Impairment of goodwill	-	11,232	-	11,232

Exchange rate effects on tax basis	(2,018)	(1,523)	(135)	(4,259)

Earnings taxed in foreign jurisdictions	(7,711)	(361)	(9,463)	(1,630)

Amounts not deductible for tax purposes	(1,847)	(95)	-	148

Impact of accounting for associates and joint ventures	(282)	(83)	(468)	(281)

Other	359	(417)	534	(158)

Income taxes	$(5,267)	$4,216	$16,709	$10,909

The applicable statutory tax rate is the aggregate of the Canadian federal income tax rate of 15.0 percent (2022 – 15.0 percent) and the Alberta provincial income tax rate of 8.4 percent (2022 – 8.4 percent).

The Company’s effective tax rate is subject to fluctuations in the Argentine peso and Mexican peso exchange rate against the U.S. dollar. Since the Company holds significant energy infrastructure assets in Argentina and Mexico, the tax base of these assets are denominated in Argentine peso and Mexican peso, respectively. The functional currency is the U.S. dollar and as a result, the related local currency tax bases are revalued periodically to reflect the closing U.S. dollar rate against the local currency. Any movement in the exchange rate results in a corresponding unrealized exchange rate gain or loss being recorded as part of deferred income tax expense or recovery. During periods of large fluctuation or devaluation of the local currency against the U.S. dollar, these amounts may be significant but are unrealized and may reverse in the future. Recognition of these amounts is required by IFRS, even though the revalued tax basis does not generate any cash tax obligation or liability in the future.

F-14

NOTE 13. REVENUE

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022

Energy Infrastructure[1]	$189,977	$82,820	$569,109	$218,164

After-Market Services	164,710	109,109	472,716	298,134

Engineered Systems	423,486	200,884	1,338,062	571,661

Total revenue	$778,173	$392,813	$2,379,887	$1,087,959

1 During the three and nine months ended September 30, 2023, the Company recognized $62.4 million and $198.4 million of revenue related to operating leases in its Latin America (“LATAM”) and Eastern Hemisphere (“EH”) segments (September 30, 2022 – $19.1 million and $45.5 million), and $43.4 million and $122.5 million of revenue related to its North America (“NAM”) contract compression fleet (September 30, 2022 – $32.9 million and $91.9 million).

Revenue by geographic location, which is attributed by destination of sale, was as follows:

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022

United States	$342,486	$244,715	$987,605	$566,662

Canada	91,309	58,853	249,714	189,185

Nigeria	57,734	392	210,287	11,662

Argentina	52,262	8,804	166,192	33,050

Oman	62,196	14,495	160,162	79,397

Iraq	44,896	225	155,835	768

Bahrain	16,192	7,207	109,576	25,879

Brazil	23,734	8,034	82,107	25,638

Australia	21,197	11,844	64,903	47,675

Mexico	19,071	17,285	58,404	43,915

Other	47,096	20,959	135,102	64,128

Total revenue	$778,173	$392,813	$2,379,887	$1,087,959

The following table outlines the Company’s unsatisfied performance obligations, by product line, as at September 30, 2023:

	Less than one year	One to two years	Greater than two years	Total

Energy Infrastructure	$592,094	$499,181	$1,452,209	$2,543,484

After-Market Services	97,776	37,861	91,227	226,864

Engineered Systems	1,231,082	334,855	-	1,565,937

	$1,920,952	$871,897	$1,543,436	$4,336,285

Notes to the Interim Condensed Consolidated Financial Statements	F-15

NOTE 14. SHARE-BASED COMPENSATION

(a)	Share-Based Compensation Expense

The share-based compensation expense included in the determination of net earnings was:

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022

Equity-settled share-based payments	$171	$366	$360	$1,293

Cash-settled share-based payments (recovery)	(970)	2,731	8,376	3,186

Share-based compensation expense (recovery)	$(799)	$3,097	$8,736	$4,479

Deferred share units (“DSUs”), phantom share entitlements (“PSEs”), performance share units (“PSUs”), restricted share units (“RSUs”), and cash performance target plan awards are all classified as cash settled share-based payments. Stock options are equity-settled share-based payments.

The Company granted PSUs and RSUs to officers and key employees during the nine months ended September 30, 2023 with a weighted average fair value of CAD $8.55 and USD $6.26 per share. The DSU, PSU, and RSU holders had dividends credited to their accounts during the period. The carrying value of the liability relating to cash-settled share-based payments at September 30, 2023 included in current liabilities was $8.9 million (December 31, 2022 – $13.5 million) and in other long-term liabilities was $11.4 million (December 31, 2022 - $13.8 million).

(b)	Equity-Settled Share-Based Payments

	September 30, 2023		December 31, 2022
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price

Options outstanding, beginning of period	3,089,229	$10.77	4,456,444	$11.66

Exercised[1]	(188,977)	5.92	(47,120)	5.51

Forfeited	(305,107)	9.69	(27,286)	13.51

Expired	(208,147)	13.41	(1,292,809)	13.98

Options outstanding, end of period	2,386,998	$11.06	3,089,229	$10.77

Options exercisable, end of period	1,678,662	$12.36	1,671,421	$12.48

1 The weighted average share price of options at the date of exercise for the nine months ended September 30, 2023 was $8.52 (September 30, 2022 – $7.89).

The following table summarizes options outstanding and exercisable at September 30, 2023:

	Options Outstanding			Options Exercisable
Range of exercise prices[1]	Number outstanding	Weighted average remaining life (years)	Weighted average exercise price	Number outstanding	Weighted average remaining life (years)	Weighted average exercise price
$5.51 – $6.68	555,752	3.75	$5.51	288,587	3.63	$5.51
$6.69 – $14.75	1,174,581	3.71	10.94	733,410	3.35	11.83
$14.76 – $16.12	656,665	1.43	15.97	656,665	1.43	15.97
Total	2,386,998	3.09	$11.06	1,678,662	2.65	$12.36

1 The range of exercise prices equal the weighted average market price of the Company’s shares on the five days preceding the effective date of the grant based on prices from the Toronto Stock Exchange.

F-16

(c)	Cash-Settled Share-Based Payments

During the three and nine months ended September 30, 2023, the value of director’s compensation and executive bonuses elected to be received in DSUs totalled $0.6 million and $1.8 million (September 30, 2022 – $0.5 million and $1.6 million).

	Number of DSUs	Weighted average grant date fair value per unit

DSUs outstanding, January 1, 2023	1,625,513	$10.16

Granted	224,091	7.94

In lieu of dividends	13,611	8.62

Vested	(113,018)	9.56

DSUs outstanding, September 30, 2023	1,750,197	$9.90

NOTE 15. FINANCE COSTS AND INCOME

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Finance Costs

Short- and long-term borrowings[1]	$39,166	$4,696	$116,229	$13,168

Interest on lease liability	1,531	658	4,501	2,019

Total finance costs	$40,697	$5,354	$120,730	$15,187

Finance Income

Interest income	$8,509	$832	$28,031	$2,334

Net finance costs	$32,188	$4,522	$92,699	$12,853

1 Finance costs on short- and long-term borrowings relate primarily to interest on the Company’s Revolving Credit Facility, Term Loan and Notes that were issued during the three months ended December 31, 2022. Refer to Note 10 “Long-Term Debt” for more information on interest rates on the Revolving Credit Facility, Term Loan and Notes.

NOTE 16. FINANCIAL INSTRUMENTS

Designation and Valuation of Financial Instruments

Financial instruments at September 30, 2023 were designated in the same manner as they were at December 31, 2022. During the three months ended September 30, 2023, the Company entered into short-term investments which are measured at fair value through profit or loss. Accordingly, with the exception of the Notes, the estimated fair values of financial instruments approximated their carrying values. The carrying value and estimated fair value of the Notes as at September 30, 2023 was $845.0 million and $877.0 million, respectively (December 31, 2022 – $846.5 million and $869.3 million, respectively). The fair value of these Notes at September 30, 2023 was determined on a discounted cash flow basis with a weighted average discount rate of 9.3 percent (December 31, 2022 – 9.0 percent).

The Company previously held preferred shares that were initially recorded at fair value, subsequently measured at amortized cost and recognized as long-term receivables in Other assets. During the three months ended March 31, 2023 the Company redeemed these preferred shares and recognized a gain in excess of the carrying value, which is included in the interim condensed consolidated statements of earnings. The carrying value and estimated fair value of the preferred shares at December 31, 2022 was $28.0 million and $28.7 million, respectively.

Notes to the Interim Condensed Consolidated Financial Statements	F-17

Derivative Financial Instruments and Hedge Accounting

Foreign exchange contracts are transacted with financial institutions to hedge foreign currency denominated obligations and cash receipts related to purchases of inventory and sales of products.

The following table summarizes the Company’s commitments to buy and sell foreign currencies as at September 30, 2023:

		Notional amount	Maturity

Canadian Dollar Denominated Contracts

Purchase contracts	USD	$15,187	October 2023 – July 2024

Sales contracts	USD	(10,357)	October 2023 – September 2024

At September 30, 2023, the fair value of derivative financial instruments classified as financial assets was $0.1 million, and as financial liabilities was less than $0.1 million (December 31, 2022 – $0.9 million and $1.0 million, respectively).

Foreign Currency Translation Exposure

The Company is subject to foreign currency translation exposure, primarily due to fluctuations of the Canadian dollar against the U.S. dollar (“USD”), Australian dollar (“AUD”), and Brazilian real (“BRL”). Enerflex uses foreign currency borrowings to hedge against the exposure that arises from foreign subsidiaries that are translated to the Canadian dollar through a net investment hedge. As a result, foreign exchange gains and losses on the translation of US$622.7 million in designated foreign currency borrowings are included in accumulated other comprehensive income (loss) for September 30, 2023. The following table shows the sensitivity to a five percent weakening of the Canadian dollar against the USD, AUD, and BRL.

Canadian dollar weakens by five percent	USD	AUD	BRL

Earnings (loss) from foreign operations

Earnings (loss) before income taxes	$6,966	$(13)	$(1,233)

Financial instruments held in foreign operations

Other comprehensive income	$16,023	$366	$205

Financial instruments held in Canadian operations

Loss before income taxes	$(24,068)	$-	$-

The movement in net earnings before tax in Canadian operations is a result of a change in the fair values of financial instruments.

With the ongoing devaluation of the Argentine peso, caused by high inflation, the Company is at risk for foreign exchange losses on its cash balances denominated in Argentine peso (“ARS”). During the three and nine months ended September 30, 2023, the Company had foreign exchange losses of $17.3 million and $40.9 million, respectively, which represented 46 percent and 109 percent of the Argentina cash balance. If the ARS weakens by five percent, the Company could experience additional foreign exchange losses of approximately $1.8 million. There is a risk of higher losses based on the further devaluation of the ARS. The Company will continue to explore its options to minimize the impact of future devaluation.

Interest Rate Risk

The Company’s liabilities include long-term debt that is subject to fluctuations in interest rates. The Company’s Notes outstanding at September 30, 2023 has a fixed interest rate and therefore the related interest expense will not be impacted by fluctuations in interest rates. Conversely, the Company’s Revolving Credit Facility and Term Loan are subject to changes in market interest rates.

For each one percent change in the rate of interest on the Revolving Credit Facility and Term Loan, the change in annual interest expense would be $4.7 million. All interest charges are recorded in the interim condensed consolidated statements of earnings as finance costs.

F-18

Liquidity Risk

Liquidity risk is the risk that the Company may encounter difficulties in meeting obligations associated with financial liabilities. In managing liquidity risk, the Company has access to a significant portion of its Revolving Credit Facility for future drawings to meet the Company’s requirements for investments in working capital and capital assets. As at September 30, 2023, the Company held cash and cash equivalents of $163.4 million and had access to $328.2 million on the Revolving Credit Facility.

September 30, 2023

Total Revolving Credit Facility (US$700,000)	$946,400

Less:

Drawings on the Revolving Credit Facility	474,368

Letters of Credit[1]	143,800

Available for future drawings	$328,232

1 This represents the letters of credit that the Company has funded with the Revolving Credit Facility. Additional letters of credit of $18.2 million (US$13.5 million) are funded from the LC Facility. Refer to Note 10 “Long-Term Debt” for more information.

The Company continues to meet the covenant requirements of its funded debt, including the Revolving Credit Facility, Term Loan and Notes. Senior secured net funded debt, defined as borrowings under the Revolving Credit Facility and Term Loan, net of cash, to EBITDA ratio is 1.0:1, compared to a maximum ratio of 2.5:1, and a net funded debt to EBITDA (“bank-adjusted net debt to EBITDA”) ratio of 2.7:1, compared to a maximum ratio of 4.5:1, and an interest coverage ratio of 4.2:1 compared to a minimum ratio of 2.5:1. The interest coverage ratio is calculated by dividing the trailing 12-month EBITDA, as defined by the Company’s lenders, by interest expense over the same timeframe.

A liquidity analysis of the Company’s financial instruments has been completed on a maturity basis. The following table outlines the cash flows, including interest associated with the maturity of the Company’s financial liabilities, as at September 30, 2023:

	Less than 3 months	3 months to 1 year	Greater than 1 year	Total
Derivative financial instruments

Foreign currency forward contracts	$35	$2	$-	$37
Accounts payable and accrued liabilities	601,633	-	-	601,633
Long-term debt – Revolving Credit Facility	-	-	474,368	474,368
Long-term debt – Term Loan	13,520	40,560	135,200	189,280
Long-term debt – Notes	-	-	845,000	845,000
Other long-term liabilities	-	-	19,245	19,245

The Company expects that cash flows from operations in 2023, together with cash and cash equivalents on hand, the Revolving Credit Facility and the Term Loan, will be more than sufficient to fund its requirements for investments in working capital and capital assets.

Notes to the Interim Condensed Consolidated Financial Statements	F-19

NOTE 17. SUPPLEMENTAL CASH FLOW INFORMATION

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Accounts receivable[1]	$(32,081)	$17,429	$(32,377)	$(28,944)
Contract assets	17,797	5,287	(38,455)	(8,272)
Inventories	(8,537)	(50,219)	(47,781)	(71,317)
Work-in-progress related to finance leases	-	(19,405)	41,986	(27,470)
Finance leases receivable	9,213	(5,956)	(26,351)	(41,770)
Income taxes receivable	2,125	(1,649)	4,107	(365)
Prepayments	(5,898)	(20,945)	9,578	(24,063)
Long-term receivables related to preferred shares	-	-	27,954	-
Accounts payable and accrued liabilities, and provisions[2]	9,035	10,630	(10,159)	47,677
Income taxes payable	(4,712)	(2,405)	15,704	(2,473)
Deferred revenue	258	50,917	(66,947)	83,239
Other	27,402	17,682	(7,487)	17,434
Net change in working capital and other	$14,602	$1,366	$(130,228)	$(56,324)

1 The change in accounts receivable represents only the portion relating to operating activities.

2 The change in accounts payable and accrued liabilities and provisions represents only the portion relating to operating activities.

Cash interest and taxes paid and received during the period:

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Interest paid – short- and long-term borrowings	$18,198	$1,768	$88,554	$10,856
Interest paid – lease liabilities	1,531	658	4,501	2,019
Total interest paid	$19,729	$2,426	$93,055	$12,875
Interest received	14,307	292	29,639	784

Taxes paid	12,512	9,766	34,544	15,946
Taxes received	-	133	500	2,581

Changes in liabilities arising from financing activities during the period:

	Three months ended September 30,		Nine months ended September 30,
	2023	2022	2023	2022
Long-term debt, opening balance	$1,408,304	$345,951	$1,390,325	$331,422
Changes from financing cash flows	(41,218)	6,023	1,793	15,840
The effect of changes in foreign exchange rates	32,724	16,264	(1,186)	20,541
Amortization of deferred transaction costs	3,633	285	10,585	902
Accretion of Notes discount	1,821	-	6,991	-
Deferred transaction costs	(1,838)	(110)	(5,082)	(292)
Long-term debt, closing balance	$1,403,426	$368,413	$1,403,426	$368,413

F-20

NOTE 18. GUARANTEES, COMMITMENTS, AND CONTINGENCIES

As of September 30, 2023, the Company had outstanding letters of credit of $162.0 million (December 31, 2022 – $175.1 million). Of the total outstanding letters of credit, $143.8 million (December 31, 2022 – $175.1 million) are funded from the Revolving Credit Facility and $18.2 million (US$13.5 million) (December 31, 2022 – nil) are funded from the LC Facility.

The Company has purchase obligations over the next three years as follows:

2023	$232,642

2024	257,107

2025	3,428

Legal Proceedings

On January 31, 2022, the Local Labor Board of the State of Tabasco in Mexico (the “Labor Board”) awarded a former employee of Exterran MXN$2,152 million in connection with a dispute relating to the employee’s severance pay following termination of their employment in 2015.

Enerflex believes the order of the Labor Board is in error and has no credible basis in law or fact. In 2017, the Labor Board ruled that the former employee was entitled to approximately MXN$1.4 million as severance based on an appellate court’s determination that the employee’s salary was approximately MXN$3,500 per day. However, the Labor Board’s January 2022 order significantly increased the amount the employee is owed, ignoring the actual salary that had been established by the appellate court and using an amount the former employee never actually received while working for Exterran.

Enerflex has appealed the decision, and the appeal is pending before the courts in Mexico. In the meantime, the Company is pursuing all other available avenues to preserve its rights, including rights under the Agreement between the United States of America, the United Mexican States, and Canada (“USMCA”) investment treaty arguing that the conduct of the Labor Board in Mexico amounts to violations of protections available under the North American Free Trade Agreement.

The Company is involved in litigation and claims associated with normal operations against which certain provisions may be made in the Financial Statements. Management is of the opinion that any resulting settlement arising from the litigation would not materially affect the consolidated financial position, results of operations, or liquidity of the Company.

NOTE 19. SEASONALITY

The energy sector in Canada and in some parts of the USA has a distinct seasonal trend in activity levels which results from well-site access and drilling pattern adjustments to take advantage of weather conditions. Generally, the Company has experienced higher revenues in the fourth quarter of each year related to these seasonal trends. Revenues are also impacted by both the Company’s and its customers’ capital investment decisions. The LATAM and EH segments are not significantly impacted by seasonal variations, while certain parts of the USA can be impacted by seasonal trends depending on customer activity, demand, and location. Variations from these trends usually occur when hydrocarbon energy fundamentals are either improving or deteriorating.

Notes to the Interim Condensed Consolidated Financial Statements	F-21

NOTE 20. SEGMENTED INFORMATION

The Company has identified three reporting segments for external reporting:

•

NAM consists of operations in Canada and the USA. The segment generates revenue from manufacturing natural gas infrastructure under contract, refrigeration, processing, and electric power equipment, including custom and standard compression packages and modular natural gas processing equipment, refrigeration systems and produced water treatment services, in addition to generating revenue from mechanical services and parts, and maintenance solutions, and operating our compression assets under contract for oil and gas and midstream customers.

•

LATAM consists of operations in Argentina, Bolivia, Brazil, Colombia, Mexico and Peru. The segment generates revenue from operating Enerflex’s Energy Infrastructure assets under take-or-pay contracts, providing after-market services, including parts and components, as well as operations, maintenance, and overhaul services.

•

EH consists of operations in the Middle East, Africa, Europe and Asia Pacific. The segment generates revenue by operating Enerflex’s Energy Infrastructure assets under take-or-pay contracts, manufacturing (focusing on large-scale process equipment), after-market services, including parts and components, as well as operations, maintenance, and overhaul services, and rentals of compression and processing equipment.

The accounting policies of the reportable operating segments are the same as those described in Note 3 “Summary of Significant Accounting Policies” of the Company’s annual consolidated financial statements for the year-ended December 31, 2022.

For internal Management reporting, the Company’s Chief Operating Decision Maker (“CODM”) has identified four operating segments which include: Canada; USA; Latin America; and Eastern Hemisphere. Each of the operating segments are supported by the Corporate head office. Corporate overheads are allocated to the operating segments based on revenue. In assessing its reporting and operating segments, the Company considered geographic locations, economic characteristics, the nature of products and services provided, the nature of production processes, the types of customers for its products and services, and distribution methods used. These considerations also factored into the decision to combine Canada and USA into one reporting segment. For each of the operating segments, the CODM reviews internal management reports on at least a quarterly basis.

For the nine months ended September 30, 2023, the Company had no individual customer which accounted for more than 10 percent of its revenue (September 30, 2022 – none).

F-22

The following tables provide certain financial information by the Company’s reporting segments.

Revenues and Operating Income

	North America		Latin America		Eastern Hemisphere		Total
Three months ended September 30,	2023	2022	2023	2022	2023	2022	2023	2022

Segment revenue	$490,959	$314,273	$107,547	$29,072	$178,098	$56,298	$776,604	$399,643

Intersegment revenue	3,742	(6,655)	(2)	-	(2,171)	(175)	1,569	(6,830)

Revenue	$494,701	$307,618	$107,545	$29,072	$175,927	$56,123	$778,173	$392,813

Energy Infrastructure	43,435	44,216	77,097	18,739	69,445	19,865	189,977	82,820

After-Market Services	103,602	75,515	14,896	7,119	46,212	26,475	164,710	109,109

Engineered Systems	347,664	187,887	15,552	3,214	60,270	9,783	423,486	200,884

Operating income (loss)	$38,858	$14,267	$(13,257)	$1,725	$5,787	$7,576	$31,388	$23,568

	North America		Latin America		Eastern Hemisphere		Total
Nine months ended September 30,	2023	2022	2023	2022	2023	2022	2023	2022

Segment revenue	$1,460,774	$860,879	$341,309	$122,665	$605,797	$176,224	$2,407,880	$1,159,768

Intersegment revenue	(21,267)	(71,445)	(773)	(36)	(5,953)	(328)	(27,993)	(71,809)

Revenue	$1,439,507	$789,434	$340,536	$122,629	$599,844	$175,896	$2,379,887	$1,087,959

Energy Infrastructure	125,610	105,227	249,421	52,922	194,078	60,015	569,109	218,164

After-Market Services	285,143	209,645	50,576	21,134	136,997	67,355	472,716	298,134

Engineered Systems	1,028,754	474,562	40,539	48,573	268,769	48,526	1,338,062	571,661

Operating income (loss)	$107,732	$23,850	$(9,540)	$8,082	$25,616	$18,718	$123,808	$50,650

Segment Assets
	North America		Latin America		Eastern Hemisphere		Total
	Sep. 30, 2023	Dec. 31, 2022[1]	Sep. 30, 2023	Dec. 31, 2022[1]	Sep. 30, 2023	Dec. 31, 2022[1]	Sep. 30, 2023	Dec. 31, 2022[1]

Segment assets	$1,464,017	$1,602,755	$690,553	$829,676	$1,155,825	$828,517	$3,310,395	$3,260,948

Goodwill[2]	224,664	224,992	89,105	89,264	353,431	360,140	667,200	674,396

Corporate	-	-	-	-	-	-	223,244	322,724

Total segment assets	$1,688,681	$1,827,747	$779,658	$918,940	$1,509,256	$1,188,657	$4,200,839	$4,258,068

1 Certain balances as at December 31, 2022 have been re-presented as a result of measurement period adjustments for the acquisition of Exterran as required by IFRS 3 “Business Combinations”, refer to Note 2 “Acquisition” for more information, as well as amendments to the Company’s reporting segments.

2 The total amount of goodwill in the Canada and USA operating segments are $40.4 million and $184.3 million, respectively (December 31, 2022 – $40.4 million and $184.6 million, respectively).

NOTE 21. SUBSEQUENT EVENTS

Subsequent to September 30, 2023, Enerflex declared a quarterly dividend of $0.025 per share, payable on January 10, 2024, to shareholders of record on November 21, 2023. The Board will continue to evaluate dividend payments on a quarterly basis, based on the availability of cash flow, anticipated market conditions, and the general needs of the business.

Notes to the Interim Condensed Consolidated Financial Statements	F-23